FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: March 22, 2006

(TRANSLATION)

March 22, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Diane Foley
Public Relations Division
+81-3-3798-6511

False Transactions Conducted within Subsidiary Company of NEC Corporation

NEC Corporation (hereinafter referred to as “the Company”) today announced that it discovered certain false transactions that were recorded during the period from March 2002 to December 2005 within NEC Engineering, Ltd. (hereinafter referred to as “NECE”), one of the consolidated subsidiaries of the Company. The Company regrets that such transactions were recorded within one of its consolidated subsidiaries, and sincerely apologizes to all concerned people for any inconvenience or confusion this may cause.

A detailed description of the false transactions, the actions that the Company will undertake in response to this issue and other matters are set forth below:

1. False Transactions within NECE

At the end of December 2005, NECE management uncovered certain fictitious purchases and sales which had been recorded at a specific department of NECE by an employee (hereinafter referred to as “the Employee”) who belonged to that department, and reported such findings to the Company’s management. In addition to organizing an internal investigation team and commencing an internal investigation, the Company immediately retained independent lawyers and accountants to ascertain the facts relating to the transactions. Through such investigations, the Company has been able to determine certain facts at this time.

The false transactions relate to certain sales of products, which were actually not delivered, and were fabricated by creating fictitious “round-trip” transactions among NECE and its vendors and purchasers. The fictitious transactions were first recorded in March 2002 and recorded repeatedly until December 2005.

NECE failed to detect these fictitious transactions until December 2005 because, among other factors, (1) NECE had been receiving written evidence from the vendors and purchasers, respectively, relating to the transactions, (2) the Employee fraudulently prepared all documents necessary for internal approval within NECE, and (3) payments to NECE from the purchasers relating to the sale transactions had previously been received by the relevant due dates.

Based on the investigation to date, the Company believes the false transactions were arranged solely by the Employee of NECE. In addition, the Company has uncovered that the Employee committed certain unlawful acts, such as falsifying documents, and also embezzled a significant amount of money in connection with the false transactions. Based on these findings, NECE will take any necessary actions, including filing criminal actions, against the Employee.

2. Current Assessment of Financial Impact of False Transactions

NECE’s current assessment of certain aspects of the financial impact of the false transactions is set forth below:

(In Billions of Yen)

Fiscal year ended	Net sales	Operating income
March 2002	0.1	0.1
March 2003	1.6	0.5
March 2004	4.6	1.3
March 2005	16.7	4.0
March 2006	13.3	3.4

Total	36.3	9.3

NECE is a wholly-owned consolidated subsidiary of the Company. In consideration of the impact set forth above and other factors, the Company will amend and restate its consolidated financial statements for past fiscal years in consultation with its independent auditors as to the items necessary to be amended or restated in accordance with US GAAP.

3. Remedial Measures

The Company is endeavoring to distribute to all NEC Group companies, including NECE, the “NEC Group Charter of Corporate Behavior” which sets forth the expected corporate behavior of each company, as well as the “NEC Group Code of Conduct” that stipulates the expected behavior for all NEC Group employees. The Company has also introduced and maintained appropriate internal control systems. The Company is taking this incident, which resulted from fraudulent acts of the Employee, seriously, and will take necessary remedial measures to prevent future fraudulent transactions within the NEC Group.

NECE failed to detect the false transactions for the past four years because it did not fully confirm all of the details relating to those transactions conducted by the relevant division within NECE. Independent legal counsel, who conducted the investigation, indicated this issue in its report. Based on these findings, NECE has decided to implement the following measures:

1)	adopt new corporate structure and rules that empower mutual supervision;

2)	increase supervision by the corporate auditing office and controller division;

3)	adopt measures to confirm the existence of goods sold or purchased; and

4)	implement programs for re-education and training of its employees.

The Company will take prompt measures to review its internal control system both within the Company and for NEC Group companies. In addition, the Company will strengthen the administration of its internal controls. The Corporate Auditors and internal auditing divisions of NEC Group companies are also strengthening their auditing activities by interacting actively with one another. By promoting legal compliance by the officers and employees of the Company and NEC Group companies through re-education and training as well as daily business activities and executive messages, the Company is determined to prevent any similar incident within NEC Group.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.